FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on August 30, 2013

Tel Aviv, August 30, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced the following:

1.
During 2011, in light of publications by Enablence Technologies Inc., a foreign company publicly traded on the TSX Venture Exchange in Toronto ("Enablence"), regarding a decline in its financial position, Elron recognized an impairment in its financial statements of the entire balance of the Enablence debentures held by it. In June 2012, the original repayment date of the debentures, Enablence did not repay its debt to the debenture-holders. See Note 16.H (2) to Elron's consolidated financial statements as of December 31, 2012.

2.
On August 29, 2013, a settlement agreement was signed between Enablence and the debenture-holders, including Elron, for the partial repayment of the debentures (the "Settlement Agreement"), according to the following terms: Out of a US$11.3 million debt, the debenture-holders shall receive US$3.4 million in cash. Accordingly, out of a US$4.4 million debt to Elron, Elron shall receive approximately US$1.3 million in cash. In addition, the debenture-holders shall receive Enablence shares representing an amount of US$3.8 million, based on a price of CND$0.2 per share (approximately US$0.19 per share), of which Elron shall receive Enablence shares representing an amount of approximately US$1.5 million. Out of the total shares, shares representing an amount of approximately US$1 million shall be purchased simultaneously by a current shareholder of Enablence, based on a price of CND$0.2 per share (approximately US$0.19 per share), including shares to be purchased from Elron representing an amount of approximately US$0.4 million. The remaining Enablence shares received by Elron as part of the Settlement Agreement,  shall be subject to a four month lockup period in accordance with Canadian securities legislation.

3.
Pursuant to the Settlement Agreement, the debenture-holders, including Elron, shall waive the outstanding debt of approximately US$4.1 million (in which Elron's share is US$1.6 million), and shall release Enablence from any claims in connection with the debentures and related agreements.

4.
The Settlement Agreement's completion is expected to take place in the next few weeks, and is subject to the completion of a transaction Enablence announced it may complete whereby it will receive CND$12-15 million from a new investor, and to the receipt of regulatory approvals required by Canadian law. There is no assurance as to the completion of the Settlement Agreement and the timing thereof.

5.
Insofar as the Settlement Agreement is completed according to the terms set forth above, Elron will record a net gain in the third quarter of 2013 in the amount of its share in the Settlement Agreement consideration, estimated at this stage at approximately US$3 million, in respect of the previously recognized impairment's partial cancellation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 30, 2013